Exhibit 99.3

One Blockchain LLC

Unaudited Condensed Financial Statements

Balance Sheets as of June 30, 2025 (Successor), and December 31, 2024
(Successor)

Condensed Statements of Operations and Statement of Changes in Members’ Equity for the three and six months ended June 30, 2025 (Successor), and for the three months ended June 30, 2024 (Predecessor for the period January 1 to February 7, 2024 and Successor for the period February 8 to June 30, 2024); and Condensed Statements of Cash Flows for the six months ended June 30, 2025 (Successor), the period from February 8 to June 30, 2024 (Successor), and the period from January 1 to February 7, 2024 (Predecessor).

Report of Independent Registered Public Accounting Firm (PCAOB ID 52)

ONE BLOCKCHAIN LLC

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Members of One Blockchain LLC

Results of Review of Interim Financial Statements

We have reviewed the accompanying condensed balance sheet of BV Power Alpha, LLC (“the Company”) as of June 30, 2025 (Successor), and the related condensed statements of operations and members’ equity for the three and six-month periods ended June 30, 2025 and for the period from February 8, 2024 to June 30, 2024 (Successor), and the period from January 1, 2024 to February 7, 2024 (Predecessor) and cash flows for the six-month periods ended June 30, 2025 and for the period from February 8, 2024 to June 30, 2024 (Successor), and the period from January 1, 2024 to February 7, 2024 (Predecessor), and the related notes (collectively referred to as the “interim financial statements”). Based on our review, we are not aware of any material modification that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.

/s/ Berkowitz Pollack Brant Advisors + CPAs

West Palm Beach, FL

August 28, 2025

One Blockchain LLC

Condensed Balance Sheets

	June 30, 2025	December 31,
	(Unaudited)	2024
Assets
Current assets:
Cash and cash equivalents	$1,457	$131,107
Accounts receivable, net	148,942	359,361
Accounts receivable - related party	1,106,451	370,405
Loan receivable - related party	49,169	1,045,315
Assets held for sale	-	64,286
Other current assets	23,151	60,071

Total current assets	1,329,170	2,030,545

Property, plant and equipment, net	9,331,416	7,356,397
Goodwill	4,851,136	4,851,136
Operating lease right-of-use assets	135,415	188,936

Total assets	$15,647,137	$14,427,014

Liabilities and members' equity:
Current liabilities:
Accounts payable and accrued expenses	$2,039,670	$1,855,889
Accounts payable - related party	470,305	-
Contract liabilities	28,063	1,666,580
Loans payable - related party	18,750	18,750
Current portion of consideration payable	1,068,837	-
Current portion of operating lease liabilities	108,147	107,409
Other current liabilities - customer deposits	247,624	-
Total current liabilities	3,981,396	3,648,628
Consideration payable, net of current portion	1,263,163	-
Operating lease liabilities, net of current portion	27,269	81,528
Total liabilities	5,271,828	3,730,156

Commitments and contingencies (see Note 7)
Members' Equity	817,879	1,086,394
Retained earnings	9,557,430	9,610,464
Total members’ equity	10,375,309	10,696,858
Total liabilities and members’ equity	$15,647,137	$14,427,014

See accompanying notes to the unaudited condensed financial statements

One Blockchain LLC

Condensed Statements of Operations

(Unaudited)

	Successor				Predecessor
	For the Three Months Ended June 30,		For the Six Months Ended June 30,	Period from February 8, 2024 to June 30,	Period from January 1, 2024 to February 7,
	2025	2024	2025	2024	2024

Revenues	$6,609,430	$6,737,556	$13,807,387	$10,759,178	$2,724,724

Costs and operating expenses:
Cost of revenues	4,196,007	3,913,444	7,469,329	6,203,481	1,567,058
Depreciation and amortization	193,809	172,113	356,981	241,507	239,330
Provision for credit losses	1,864,803	1,851,459	4,563,118	302,366	640,404
Selling, general and administrative expenses	896,623	345,263	1,533,346	453,266	134,525
Total costs and operating expenses	7,151,242	6,282,279	13,922,774	7,200,620	2,581,317

Income (loss) from operations	(541,812)	455,277	(115,387)	3,558,558	143,407

Other income (expense)
Gain on disposal of assets held for sale	-	-	67,714	-	-
Other income (expense), net	-	720	(5,360)	720	-
Total other income (expense)	-	720	62,354	720	-

Net Income (loss)	$(541,812)	$455,997	$(53,033)	$3,559,278	$143,407

See accompanying notes to the unaudited condensed financial statements.

One Blockchain LLC

Condensed Statements Members’ Equity

For the Three and Six Months Ended June 30, 2025

(Unaudited)

Successor

	Members’ Equity	Retained Earnings	Total
Balance at January 1, 2025	$1,086,394	$9,610,464	$10,696,858
Net Income	-	488,778	488,778
Member contributions	296,085	-	296,085
Member distributions	(744,000)	-	(744,000)
Balance at March 31, 2025	$638,479	$10,099,242	$10,737,721
Net Income	-	(541,812)	(541,812)
Member contributions	878,000	-	878,000
Member distributions	(698,600)	-	(698,600)
Balance at June 30, 2025	$817,879	$9,557,430	$10,375,309

One Blockchain LLC

Condensed Statements Members’ Equity - continued

For the Three and Six Months Ended June 30, 2024

(Unaudited)

Predecessor

	Members’ Equity	Retained Earnings	Total
Balance at January 1, 2024	$6,021,243	3,960,153	$9,981,396
Net Income	-	143,407	143,407
Member contributions	3,024,242	-	3,024,242
Member distributions	(6,686,808)	-	(6,686,808)
Balance at February 7, 2024	$2,358,677	$4,103,560	$6,462,237

Successor

Balance at February 8, 2024	$2,358,677	$4,103,560	$6,462,237
Net Income		3,103,281	3,103,281
Member contributions	1,469,615	-	1,469,615
Impact of push down accounting - Goodwill	4,851,136	-	4,851,136
Impact of push down accounting - PPE	1,810,558	-	1,810,558
Member distributions	(3,325,043)	-	(3,325,043)
Balance at March 31, 2024	$7,164,943	$7,206,841	$14,371,784
Net Income	-	455,997	455,997
Member distributions	(1,497,845)	-	(1,497,845)
Balance at June 30, 2024	$5,667,098	$7,662,838	$13,329,936

See accompanying notes to the unaudited condensed financial statements

One Blockchain LLC.

Condensed Statements of Cash Flows

(Unaudited)

	Successor		Predecessor
	For the Six Months Ended June 30, 2025	Period from February 8, 2024 to June 30, 2024	Period from January 1, 2024 to February 7, 2024

Cash flows from operating activities:

Net income	$(53,033)	$3,559,278	$143,407
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	356,981	241,507	239,330
Gain on disposal of asset held for sale	(67,714)	-	-
Provision for credit losses	4,563,118	302,266	640,404
Changes in operating assets and liabilities:
Accounts receivable	(5,088,745)	(319,235)	(1,870,820)
Other current assets	36,920	1,244,552	(1,382,772)
Accounts payable and accrued expenses	654,086	(513,175)	645,683
Contract liabilities	(1,638,517)	-	567,400
Customer deposits	247,623	30,000	15,000
Net cash provided by operating activities	(989,281)	4,545,193	(1,002,368)

Cash flows from investing activities:

Proceeds from sale of assets held for sale	132,000	100,000	-
Purchase of property, plant and equipment	-	(99,715)	(57,940)
(Investment) / Proceeds in loan receivable - related party	996,146	(1,019,298)	-
Net cash used by investing activities	1,128,146	(1,019,013)	(57,940)

Cash flows from financing activities:

Proceeds from a related party loan	-	-	-
Contributions from members	1,174,085	1,469,615	3,024,242
Distributions to members	(1,442,600)	(4,822,888)	(6,686,808)
Net cash used by financing activities	(268,515)	(3,353,273)	(3,662,566)

Net increase in cash and cash equivalents	(129,650)	172,907	(4,722,874)

Cash and cash equivalents, beginning of year	131,107	30	4,722,904

Cash and cash equivalents, end of year	$1,457	$172,937	30

Supplemental disclosure of cash flow information:
Goodwill recognized due to change in control transaction	$-	$4,851,136	$-
Property, plant and equipment revaluation due to change in control transaction	$-	$1,810,558	$-
Acquisition of property, plant and equipment through deferred payment arrangement	$2,332,000	$-	$-

See accompanying notes to the unaudited condensed financial statements.

ONE BLOCKCHAIN LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

One Blockchain LLC (the “Company” or “One Blockchain”) is a limited liability company engaged in data center operations and digital asset infrastructure services. The Company primarily operates a high-performance computing facility in Spartanburg County, South Carolina, providing power infrastructure, hosting services, and equipment leasing to customers engaged in blockchain computing, artificial intelligence (AI), and high-performance data processing.

The Company’s core operations include hosting services, leasing space, power capacity, and equipment within its data center facility to customers requiring computing power. The Company also offers modular digital asset mining containers for lease or purchase, along with related hardware and support services.

Effective May 19, 2025, the Company legally changed its name from BV Power LLC to One Blockchain LLC. This change was made to reflect the Company’s evolving strategic focus and branding. The name change is administrative in nature and does not have a material impact on the Company’s financial position, results of operations, or cash flows.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Policies (“GAAP“) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of Management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

Due to the application of step acquisition accounting, the Company’s financial statements are presented using the Predecessor - Successor reporting format. Financial information for the period from January 1, 2024, through February 7, 2024 are labeled as “Predecessor,” representing the operations of the acquired entity prior to the business combination. Financial information from February 8, 2024, onward is labeled as “Successor,”. The Successor financial statements incorporate the fair value of assets acquired and liabilities assumed as of the acquisition date. For additional details regarding the acquisition and the fair value measurements, refer to “Note 4. Business Combinations.”

The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2024 (Successor). The interim results for the three and six months ended June 30, 2025 (Successor), are not necessarily indicative of the results to be expected for the year ending December 31, 2025, or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933 (“Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. The Company has decided it is not opting out of such an extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Utility true-up adjustment

One Blockchain procures electricity through a local utility provider that oversees the purchasing, billing, and reconciliation of utility costs. Under this arrangement, One Blockchain undergoes an annual true-up adjustment to reconcile estimated energy costs with actual consumption and final rates provided by the local utility provider.

For the three and six months ended June 30, 2025 (Successor), the Company recorded a utility true-up accrual of $268,526 and $545,260, respectively, which is included as a reduction in cost of revenues in the accompanying unaudited condensed statement of operations, reflecting the anticipated adjustment for energy usage and rate differences during the period. For the three months ended June 30, 2024 and for the period from February 8, 2024 to June 30, 2024 (Successor), and for the period from January 1, 2024 to February 7, 2024 (Predecessor), the Company recorded a true-up refund $12,319, $19,509 and $5,131, respectively related to 2023.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies operating in the industry.

Any electricity outage, limitation of electricity supply or increase in electricity costs could materially impact Company’s operations and financial performance.

The Company may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.

Segment Information

The Company operates as a single reportable segment. There have been no changes to the Company’s segment structure during the three and six months ended June 30, 2025 (Successor).

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). There have been no material changes to the Company’s revenue recognition policies as disclosed in the audited financial statements for the year ended December 31, 2024 (Successor).

The Company’s contract to supply equipment, power capacity, and space within its data center facility is accounted for as a single performance obligation. Revenue is recognized over time as the Company’s contractual performance obligation is satisfied. The contracts include a variable component based on actual power usage, which is recognized on the period incurred. Billing to the Company’s main customer is generally made monthly in advance, except for the variable energy portion, which is billed annually through a true-up process each June.

Concentration of Credit Risk

Financial instruments, which potentially subjects the Company to concentrations of credit risk, consist of cash and cash equivalents, accounts receivable and loan receivable. The carrying value of all these financial instruments approximates fair value. The Company has not experienced any losses on these accounts and believe it is not exposed to significant credit risk on its cash balances.

Approximately 93% and 98% of the Company’s revenues for the three months ended June 30, 2025 and 2024 (Successor), respectively, were derived from Blue Ridge, the Company’s primary customer.

For the six months ended June 30, 2025 (Successor), as well as the periods from February 8 to June 30, 2024 (Successor) and January 1 to February 7, 2024 (Predecessor), revenues attributable to Blue Ridge were approximately 94%, 96%, and 96%, respectively. Blue Ridge provides services to multiple subtenants, resulting in indirect diversification of the revenue stream. Approximately 50% of this revenue concentration is derived from a subcontract between Blue Ridge and a separate unrelated customer.

Approximately 92% and 99% of the Company’s cost of services for the three months ended June 30, 2025 and 2024 (Successor), respectively, were attributable to a single energy provider.

For the six months ended June 30, 2025 (Successor), and the period from February 8 to June 30, 2024 (Successor), this provider accounted for approximately 99% and 100% of cost of services, respectively. For the period from January 1 to February 7, 2024 (Predecessor), the cost of services attributable to the same provider was approximately 99%. Approximately 82% and 69% of the Company’s accounts payable as of June 30, 2025 (Successor), and December 31, 2024 (Successor), respectively, were due to this energy provider.

As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the Company had a loan receivable of $1,044,314 and $1,045,315 from member VCV Digital, which management believes is fully collectible. This balance is presented net of related party payables in the Company’s condensed financial statements. See Note 8, Related Party Transactions, for further details.

The Company has no significant off-balance sheet concentrations of credit risk such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Cash and Cash Equivalents

Cash and Cash equivalents includes all cash balances and highly liquid investments with original maturities of three months or less. The Company classifies these items as current assets in balance sheet The Company had $1,457 and $131,107 in cash as of June 30, 2025 (Successor), and December 31, 2024 (Successor), respectively. There were no cash equivalents as of either date.

Accounts Receivables

Accounts receivables are stated at the amount management expects to collect from outstanding balances. The Company estimates the collectability of its receivables and establishes allowances in accordance with ASC 326 Financial Instruments - Credit Losses, based on historical trends, current conditions, and reasonable and supportable forecasts.

The Company has one large customer, for which the probability of credit losses is assessed to be 100% based on historical information and collection patterns. As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the Company had a reserve for expected credit loss of $0 and $8,105,825, respectively.

Property, Plant and Equipment, Net

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Major improvements that enhance the functionality or extend the asset’s useful life are capitalized, while routine maintenance and repairs are expensed as incurred. Upon disposal or retirement, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the condensed statements of operations.

As of June 30, 2025 (Successor), the Company had no mining containers, as all containers had been sold during the first quarter of 2025. As of December 31, 2024 (Successor), the Company had 9 mining containers classified as held for sale and 8 containers in operation, which were included in property, plant and equipment on the accompanying condensed balance sheet.

During the three months ended June 30, 2025 (Successor), the Company acquired Antbox containers for a total consideration of $2,332,000. These assets are classified as equipment within Property, Plant and Equipment. The Antbox containers are capitalized at acquisition cost, which approximates their fair value, and are assigned a useful life of approximately 10 years, consistent with the Company’s policy for similar mining infrastructure equipment.

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Property, plant, and equipment	Years
Computers/IT	3
Equipment	10
Leasehold improvements	Shorter of useful life or life of lease
Transformers	13

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If indicators of impairment exist, the Company evaluates recoverability by comparing the carrying amount of the asset to its estimated undiscounted future cash flows. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized based on the asset’s fair value.

Assets Held for Sale

The Company classifies long-lived assets as held for sale when management has approved and committed to sell the asset, the asset is available for immediate sale in its present condition, the sale is probable and expected to be completed within one year. Upon classification, the asset is measured at the lower of its carrying amount or fair value less costs to sell, and depreciation ceases.

Goodwill

Goodwill represents the excess purchase consideration of an acquired business over the fair value of the net tangible and identifiable intangible assets. Goodwill is evaluated for impairment annually in the fourth quarter, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate or a significant decrease in expected cash flows. No impairment charges were recorded with respect to goodwill during the three months ended June 30, 2025 and 2024 (Successor) respectively, and six months ended June 30, 2025 (Successor) and for the period from February 8, 2024 to June 30, 2024 (Successor), for the period from January 1, 2024 to February 7, 2024 (Predecessor).

Leases

Right of use ("ROU") assets represent the Company’s right to use an underlying asset for the lease term and lease obligations represent the Company’s obligation to make lease payments over that term. ROU assets and lease obligations are recognized at the lease commencement date based on the present value of lease payments calculated using the implicit interest rate when it is readily determinable. In the absence of an implicit interest rate, management has elected the practical expedient to use an incremental borrowing rate as the discount rate.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly, hypothetical transaction between market participants at the measurement date, or exit price. ASC 820, Fair Value Measurement (“ASC 820”) establishes a fair value hierarchy for inputs, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.

●	Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

●	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Members’ Equity

The Company's ownership is comprised of two members with membership interest of 50% each as of June 30, 2025 (Successor), and December 31, 2024 (Successor).

Income Taxes

The Company is a limited liability company and is not subject to income taxes. The members include the Company’s taxable income or loss in their personal income tax returns. As a result, no income tax provision is included in the accompanying financial statements. Transactions for which tax deductibility or the timing of deductibility is uncertain are reviewed based on their technical merits in determining distribution of the Company’s income. Penalties and interest assessed by income taxing authorities are included in selling, general, and administrative expenses. No interest or penalties were recognized during the three months ended June 30, 2025 and 2024 (Successor) respectively, and six months ended June 30, 2025 (Successor) and for the period from February 8, 2024 to June 30, 2024 (Successor), for the period from January 1, 2024 to February 7, 2024 (Predecessor).

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

There was no new accounting standards adopted during the three and six months ended June 30, 2025 (Successor), that had a material impact on the Company’s financial condition, results of operations or cash flow.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses which enhances expense disclosure requirements for public business entities. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of this standard but does not expect it to have a material effect on the Company’s condensed financial statements.

3.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant, and equipment consisted of the following:

	June 30,	December 31,
	2025	2024

Computers / IT	$164,751	$164,751
Equipment	5,756,371	3,424,371
Leasehold improvements	2,846,345	2,846,345
Transformers	1,554,533	1,554,533
	10,322,000	7,990,000
Accumulated depreciation and amortization	(990,584)	(633,603)
Total	$9,331,416	$7,356,397

During the three months ended June 30, 2025 (Successor), the Company acquired Antbox containers amounting to $2,332,000, which have been capitalized under equipment. The acquisition cost approximates the fair value of the assets.

Depreciation and amortization expenses were $193,809 and $172,113 for the three months ended June 30, 2025 and 2024 (Successor), respectively. For the six months ended June 30, 2025 (Successor), the Company recorded expenses of $356,981.

For the prior period, depreciation and amortization expenses were $241,507 for the period from February 8, 2024 to June 30, 2024 (Successor), and $239,330 for the period from January 1, 2024 to February 7, 2024 (Predecessor).

Asset acquisition

On May 15, 2025, the Company entered into a Purchase and Sale Agreement with Blue Ridge Digital Mining, LLC to acquire 60 Antbox containers for a total contractual consideration of $2,332,000, payable in 24 equal monthly installments of $97,167, beginning August 15, 2025 and ending July 15, 2027.

This transaction has been accounted for as an asset acquisition under common control in accordance with ASC 805-50, as both the Company and the seller are ultimately controlled by VCV. The Antboxes were delivered and accepted during Q2 2025 and have been capitalized under equipment within Property, Plant and Equipment.

The acquisition cost approximates the fair value of the assets acquired. As the consideration is payable over time, the Company recognized a liability at its contractual amount. Given that the present value discount is immaterial, no discounting was applied, and the liability was recorded at its initial value.

Future Minimum Payments
2025 (remaining)	$485,833
2026	1,166,000
Thereafter (2027)	680,167
Total payment obligations	$2,332,000

As of June 30, 2025 (Successor), no payments have been made. Accordingly, the total consideration payable of $2,332,000 is classified as follows in the statement of condensed interim balance sheet:

Current liabilities	$1,068,837
Non-current liabilities	1,263,163
Total	$2,332,000

Asset held for sale

As of June 30, 2025 (Successor), the Company had no mining containers classified as held for sale, as all remaining containers were sold during the first quarter of 2025. As of December 31, 2024 (Successor), the Company had 9 mining containers classified as held for sale. These containers were previously measured at the lower of their carrying amount or fair value less costs to sell, in accordance with ASC 360-10 Property, Plant, and Equipment – Overall.

During the six months ended June 30, 2025 (Successor), the Company sold the remaining 9 mining containers for total proceeds of $132,000, resulting in a gain of $67,714 recorded in Other Income (Expense) in the accompanying condensed statements of income. Depreciation ceased on these containers once they were classified as held for sale.

During the period from February 8, 2024 to June 30, 2024 (Successor), the Company sold 14 mining containers, generating total proceeds of $100,000. No gain or loss was recognized on these sales as they were sold at cost.

There were no mining container sales during the three months ended June 30, 2025, or 2024 (Successor).

Impairment

The Company evaluated its mining containers for impairment in accordance with applicable accounting guidance. No impairment losses were recognized during the three months ended June 30, 2025 and 2024 (Successor) respectively, and six months ended June 30, 2025 (Successor) and for the period from February 8, 2024 to June 30, 2024 (Successor), for the period from January 1, 2024 to February 7, 2024 (Predecessor).

4.	BUSINESS COMBINATION AND CONTROL OBTAINED BY A RELATED PARTY

Effective February 7, 2024, the Company underwent a change in control due to a step acquisition by VCV Digital Solutions LLC. VCV Digital Solutions acquired 50% of the issued and outstanding membership interest of the Company from a related party, adding to its existing 45% indirect interest held through its subsidiary, Tiger Cloud LLC. As a result, VCV Digital Solutions, via Tiger Cloud LLC, obtained full control of the Company.

The Company elected to apply pushdown accounting in its financial statements.

Although the transaction involved entities under common ownership, the Company evaluated the nature of the transaction and determined that it does not meet the criteria for a common control transaction under ASC 805-50-25-5 through 25-6. Prior to the acquisition, VCV Digital Solutions held significant influence but did not have control. The acquisition of the remaining 50% interest resulted in a substantive change in control and governance. Therefore, this transaction is not considered a common control transaction.

The Company elected to apply pushdown accounting in accordance with ASC 805-50-25-4 through 25-7, resulting in a new basis of accounting and the creation of a new reporting entity as of February 7, 2024.

The Company has revised its financial statement presentation to separately reflect the predecessor and successor periods in accordance with ASC 805-50. The predecessor period (January 1 - February 7, 2024) is presented under the historical cost basis, and the successor period (February 8 – June 30, 2024) is presented under the new fair value basis resulting from the application of pushdown accounting.

The total purchase consideration for the additional 50% interest was $7,684,150. As a result of the step acquisition, the assets and liabilities of the Company were revalued at fair value. The following adjustments were made:

●	Property, Plant and Equipment: increased by $1,810,558 to reflect fair value.

●	Goodwill: Recognized at $4,851,136 as the excess of the purchase price over the fair value of net identifiable assets.

The impact of these adjustments is reflected in the accompanying balance sheet as of December 31, 2024. The Company expects increased depreciation and amortization expenses in future periods due to the revaluation of assets.

The goodwill recognized in this transaction represents the excess consideration paid over the identifiable net assets, reflecting expected synergies, future economic benefits, and the value of the acquired business operations. In accordance with ASC 350 – Intangibles – Goodwill and Other, goodwill is not amortized but is subject to an annual impairment assessment, or more frequently if indicators of impairment arise. As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the Company has assessed that no impairment indicators exist, and goodwill remains recorded at its carrying amount.

5.	REVENUE

The Company generated revenue from hosting services which represents sole its revenue stream. Given that all revenue is derived from this single source, no further disaggregation is necessary. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition for information on the Company’s revenue recognition accounting policies.

Contract Liabilities (Deferred Revenues)

Contract liabilities consist of amounts received from customers for which revenue has not been recognized. These amounts are classified as deferred revenue on the accompanying condensed balance sheet and recognized as revenue as the related services performed.

The following table presents the change in the Company’s contract liabilities as of June 30, 2025 (Successor), and December 31, 2024 (Successor):

	June 30,	December 31,
	2025	2024

Balance at the beginning of the year	$1,666,580	$1,389,000
Deferred during the period	28,063	1,956,400
Recognized as revenue during the period	(1,666,580)	(1,678,820)
Balance at the end of the period	$28,063	$1,666,580

Current	$28,063	$1,666,580
Non-current	-	-

As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the Company expects to realize substantially all the deferred revenue within 12 months and accordingly, these amounts are classified as current liabilities. There were no significant changes to contract terms, refund policies, or performance obligations during the period presented. The Company had no material contract assets as of June 30, 2025 (Successor), and December 31, 2024 (Successor).

6.	LEASES

The Company leases land under a ground lease agreement to support its data center facility. Lease payments are made in cash in accordance with the lease terms. ROU assets consisted of the following:

	June 30,	December 31,
	2025	2024

Operating ROU	$135,415	$188,936

As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the weighted-average remaining lease term for operating lease is 1.25 years and 1.75 years, respectively. As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the weighted-average discount rate for operating lease was 1.37% for both periods.

The lease agreement includes extension options, which may extend the lease beyond the original period. The Company has not included the potential impact of these extension options in the calculation of the lease term or related lease liabilities.

During the three months ended June 30, 2025 and 2024 (Successor), the Company made cash payments of approximately $26,715 each period, to reduce its operating lease liabilities. For the six months ended June 30, 2025 (Successor), total cash payments made to reduce operating lease liabilities amounted to $54,996.

During the period from February 8, 2024 to June 30, 2024 (Successor), and the period from January 1, 2024 to February 7, 2024 (Predecessor), the Company made cash payments of approximately $43,648 and $11,348, respectively, to reduce its operating lease liabilities.

Future minimum non-cancelable lease commitments under this lease are as follows:

Operating
2025 (remaining)	$54,204
2026	81,900
Total undiscounted cash flows	136,104
Less, present value discount	(689)
Total lease obligations	$135,415

7.	COMMITMENTS AND CONTINGENCIES

Business Combination with Signing Day Sports, Inc.

On May 28, 2025, the Company entered into a Business Combination Agreement (“BCA”) with Signing Day Sports, Inc. (“SGN”). The transaction contemplates that BlockchAIn Digital Infrastructure, Inc. (“BlockchAIn”), a newly formed Delaware holding company, will become the parent entity of both SGN and One Blockchain, following which BlockchAIn is expected to become a publicly traded company.

The transaction is subject to the completion of due diligence, negotiation of definitive agreements, and approval by the boards of directors and shareholders of both companies. As of June 30, 2025 (Successor), the transaction remains pending, and no binding obligations have been incurred.

Management has evaluated the BCA and determined that no adjustments to the financial statements are required as of the reporting date. The financial impact of the transaction, if completed, will be reflected in future periods.

Energy Contract

The Company has an energy services contract with a third party, which expires in October 2026. Under the terms of the agreement, the Company is committed to pay a minimum of $256,000 monthly for energy used in the previous month. Usage in excess of $256,000 is invoiced to the Company in arrears on a monthly basis. The Company may terminate this agreement prior to its expiration date for an early termination fee of $400,000.

Customer Contracts

The Company has a contract with its main customer to provide access to the data center facility, equipment, and power supply through April 2026. In May 2025, VCV acquired 100% of the equity interest in Blue Ridge, making it a wholly-owned subsidiary. Concurrently, Blue Ridge sold the Antbox containers to BV Power, which continues to provide services to Blue Ridge’s end customer under the existing arrangement.

Letter of Credit

As security for the energy contract, a related party has entered a stand-by letter of credit ("LC") arrangement with its financial institution totaling $3,000,000 on behalf of the Company for the benefit of the third-party energy provider.

The LC is renewed annually and is secured by a certificate of deposit (CD), which also supports the Company's surety bond obligations. As of the condensed financial statement issuance date, the LC remains in place and is ongoing.

Other litigations

The Company is involved, from time to time, in litigation, other legal claims, and proceedings involving matters associated with or incidental to its business, including, among other things, matters involving credit card fraud, trademarks and other intellectual property, licensing, taxation, and employee relations. The Company believes at present that the resolution of currently pending matters will not, individually or in aggregate, have a material adverse effect on its financial statements. However, the Company's assessment of any current litigation or other legal claims could potentially change in light of the discovery of facts not presently known or determinations by judges, juries, or other finders of fact that are not in accord with management's evaluation of the possible liability or outcome of such litigation or claims.

In the normal course of business, the Company may enter into certain guarantees or other agreements that provide general indemnifications. The Company has not made any significant indemnification payments under such agreements in the past and does not currently anticipate incurring any material indemnification payments.

Consultant Agreement

The Company has a 5% profit share agreement with an unrelated third-party consultant. As part of this agreement, upon sale of the Company the consultant is also entitled to a payout based on the Company’s cash flows and a reasonable market multiple, as defined by the agreement. As of the date the condensed financial statements, there were no agreements to sell the Company.

The consultant had previously filed a lawsuit against the Company regarding the definition of profit and amounts owed under the agreement. During the period from February 8, 2024 to December 31, 2024 (Successor), the Company fully settled the consultant’s claim for $300,000, resolving all outstanding obligations under the agreement. As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the profit-sharing agreement was terminated, and there are no further liabilities or commitments related to this matter.

8.	RELATED PARTY TRANSACTIONS

During the three months ended June 30, 2025 and 2024 (Successor), the Company reimbursed one of its members approximately $79,700 in each period for selling, general, and administrative expenses incurred for the benefit of the Company. For the six months ended June 30, 2025 (Successor), total reimbursements amounted to $159,350.

During the period from February 8, 2024 to June 30, 2024 (Successor), and the period from January 1, 2024 to February 7, 2024 (Predecessor), the Company reimbursed one of its members approximately $126,000 and $33,000, respectively, for selling, general, and administrative expenses incurred for the benefit of the Company.

As of June 30, 2025 (Successor), no amounts were due to the member. As of December 31, 2024 (Successor), approximately $334,000 was due to the member and included in accounts payable.

As of June 30, 2025 (Successor), and December 31, 2024 (Successor), the Company had a loan receivable of $1,044,315 and $1,045,315, respectively, which relates to funds loaned to VCV Digital Infrastructure Holdings to support its surety bond requirements. Specifically, One Blockchain LLC provided funds for a certificate of deposit (CD) in VCV Digital Infrastructure Holdings LLC, and to increase the letter of credit (LC) and surety bond. The loan is non-interest-bearing and is expected to be repaid based on contractual agreements between the parties. The Company considers the credit risk to be mitigated by the collateral value of the CD and the increased surety bond securing the loan. The Company evaluates the recoverability of loan receivables on an ongoing basis, considering factors such as the financial condition of the borrower and collateral value. As of June 30, 2025 (Successor), and December 31, 2024 (Successor), no allowance for credit losses has been recorded, as management believes the loan is fully recoverable.

Additionally, as of June 30, 2025 (Successor), and December 31, 2024 (Successor), the Company had a loan payable to VCV Digital Infrastructure Holdings LLC of $995,145 and a loan payable to VCV DG totaling $18,750. After offsetting the loan receivable from VCV Digital Infrastructure Holdings LLC against the related party loan payable, the net receivable balance as of June 30, 2025 (Successor) was $49,170.

As of June 30, 2025 (Successor), the Company had receivables from related parties totaling $1,106,451, arising from operational activities. These amounts are expected to be settled in the normal course of business. These related party receivables include $39,616 due from Tiger AIDC LLC, $797,802 due from Tiger Cloud LLC, and $269,033 due from VCV Digital Solutions LLC.

In addition, the Company had payables to related parties totaling $470,305 as of June 30, 2025 (Successor), also arising from operational activities and expected to be settled in the normal course of business. These payables consisted of $390,800 due to Atlas Cloud AI LLC, and $79,505 due to Tiger AIDC SC1 LLC.

As of December 31, 2024 (Successor), the Company had receivables from related parties totaling $370,405, arising from operational activities. These amounts are expected to be settled in the normal course of business. These related party receivables include $35,500 due from Atlas Cloud AI LLC, $39,558 due from Tiger AIDC LLC, $26,315 due from Tiger Cloud LLC, and $269,033 due from VCV Digital Solutions LLC.

On May 15, 2025, Company entered into a Purchase and Sale Agreement with Blue Ridge Digital Mining, LLC, a related party under common control of VCV, to acquire 60 Antbox containers for a total consideration of $2,332,000, payable in 24 equal monthly installments. The transaction was accounted for as an asset acquisition under common control in accordance with ASC 805-50 and entire purchase consideration stands as payable by Company as of June 30, 2025 (Successor).

These balances reflect transactions related to the Company's ongoing business operations and financial arrangements with related entities.

9.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions that occurred up to the date the financial statements were issued. Based upon this review, except for as noted below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed interim financial statements.

On July 11, 2025, the Company announced that Blockchain had confidentially submitted a draft registration statement on Form S-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (“SEC”). The transaction remains subject to closing conditions and had not been finalized as of the date of the audit report issuance.